February 27, 2008

VIA EDGAR

Linda VanDoorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DCT Industrial Trust Inc.
Correspondence responding to SEC Staff comments
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007 and
September 30, 2007
File No. 001-33201

Dear Ms. VanDoorn:

We are writing in response to your letter dated February 26, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2006 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 of DCT Industrial Trust Inc. (“the Company”). We have considered the Staff’s comment and our response is set forth below. To facilitate the Staff’s review, we have keyed our response to the heading and numbered comment used in the Staff’s comment letter, which we have reproduced in bold print.

Form 10-K

Item 15. Exhibits, Financial Statement Schedules, page 67

Note 13 – Internalization, page F-38

1.	In your upcoming Form 10-K for the year ended December 31, 2007, revise your description of the Internalization transaction to explain why you no longer consider the transaction to be a business combination under EITF 98-3 and therefore EITF 04-1 is not applicable, consistent with your representations to the Commission’s Office of the Chief Accountant (OCA).

The description of the accounting for the Internalization transaction will be revised in our upcoming Form 10-K consistent with the representations which we have made to the Commission’s Office of the Chief Accountant.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 597-2400 if you have any questions or require additional information.

Sincerely,

/s/ Stuart B. Brown

Stuart B. Brown

Chief Financial Officer

DCT Industrial Trust Inc.